Exhibit 99.1

NEWS RELEASE

For Immediate Release

Visteon Appoints Sachin Lawande as Chief Executive Officer

Lawande Brings Significant Experience in the Automotive, Technology and Software

Industries to Lead Company’s Continued Transformation

VAN BUREN TOWNSHIP, Mich., June 10, 2015 – Visteon Corporation (NYSE: VC) announced today that Sachin Lawande has been appointed president and chief executive officer of Visteon, effective June 29, 2015, succeeding Timothy D. Leuliette. Lawande will also join Visteon’s Board of Directors.

Lawande is an accomplished automotive OEM electronics veteran with over a decade of global leadership experience in the industry. From 2005, Lawande held several leadership roles at Harman International Industries, most recently serving as president of the Infotainment Division, the company’s largest division with nearly $3 billion in annual sales. Prior to joining Harman, Lawande held senior roles at QNX Software Systems and 3Com Corporation.

“After a thorough evaluation of potential candidates, we are confident that we have found in Sachin the perfect individual to lead and transform our company to achieve further success in the rapidly evolving automotive electronics market,” said Francis M. Scricco, Chairman of the Board. “Sachin’s significant operational expertise and unique combination of experience in the automotive, technology and software industries will be critical as we seek to capitalize on the dynamic growth of the connected vehicle ecosystem and provide our OEM partners with innovative and cost-effective technology solutions.”

“It is an honor to be named Visteon’s next CEO,” said Lawande. “Electronics and software are more important to the automotive industry than ever before, and the newly transformed Visteon is in an ideal position to emerge as the innovation and technology leader in this space to continue to deliver value for customers and shareholders. I am excited about the opportunity to build on the company’s momentum and lead Visteon into the next phase of its growth as the premier provider of Driver Information Systems and Infotainment that form the backbone of the connected car. I look forward to working closely with the board, management, and the talented Visteon team to advance innovation in the connected car and further capitalize on the growing importance of electronics to the automotive industry.”

About Sachin Lawande

Sachin Lawande, 48, is one of the foremost technology and business thought leaders in the automotive OEM electronics supplier industry. Throughout his career, Lawande has championed the need for automotive suppliers of cockpit electronics to evolve to meet the demands of the connected car era. Most recently, he served as president of the Infotainment Division of Harman International Industries since 2013 and as executive vice president since 2009. In his role as president of the Infotainment Division – the largest division of Harman with nearly $3 billion in annual sales – Lawande achieved double-digit sales and income growth while serving 11 of the top 15 OEMs and leading over 7,500 employees worldwide. Prior to that, Lawande served in various leadership roles at Harman including EVP and president of the Lifestyle Division, EVP and co-president of the Automotive Division, EVP and chief technology officer and chief software architect. In these roles, Lawande was responsible for guiding software strategy, development partnerships, and key customer relationships.

Prior to joining Harman, Lawande held senior roles at QNX Software Systems and 3Com Corporation. Before joining QNX, he was responsible for the development of networking and consumer electronics systems at corporate giants such as AT&T Bell Labs, U.S. Robotics, and 3Com. Lawande has a wealth of experience in developing embedded systems and software and holds four patents in Communications Software. He holds a Bachelor’s Degree in Electronics and Telecommunications from Bombay University in India and a Master’s Degree in Electrical Engineering from Southern Illinois University at Edwardsville.

About Visteon

Visteon is a global technology company that designs, engineers and manufactures innovative cockpit electronics products and connected car solutions for most of the world’s major vehicle manufacturers. Visteon is a leading provider of driver information and controls, audio and infotainment, and domain controllers; its brands include LightScape®, OpenAir® and SmartCore™. With corporate offices in Van Buren Township, Michigan, (U.S.); Shanghai, China; and Chelmsford, UK; Visteon has more than 12,000 employees at 50 facilities in 21 countries. Visteon had sales of $7.51 billion in 2014. Learn more at www.visteon.com.

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Forward-looking Information

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various factors, risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, including, but not limited to: (1) conditions within the automotive industry, including (i) the automotive vehicle production volumes and schedules of our customers, (ii) the financial condition of our customers and the effects of any restructuring or reorganization plans that may be undertaken by our customers or suppliers, including work stoppages, and (iii) possible disruptions in the supply of commodities to us or our customers due to financial distress, work stoppages, natural disasters or civil unrest; (2) our ability to satisfy future capital and liquidity requirements; including our ability to access the credit and capital markets at the times and in the amounts needed and on terms acceptable to us; our ability to comply with financial and other covenants in our credit agreements; and the continuation of acceptable supplier payment terms; (3) our ability to satisfy pension and other post-employment benefit obligations; (4) our ability to access funds generated by foreign subsidiaries and joint ventures on a timely and cost-effective basis; (5) our ability to execute on our transformational plans and cost-reduction initiatives in the amounts and on the timing contemplated; (6) general economic conditions, including changes in interest rates, currency exchange rates and fuel prices; (7) the timing and expenses related to internal restructurings, employee reductions, acquisitions or dispositions and the effect of pension and other post-employment benefit obligations; (8) increases in raw material and energy costs and our ability to offset or recover these costs, increases in our warranty, product liability and recall costs or the outcome of legal or regulatory proceedings to which we are or may become a party; and (9) those factors identified in our filings with the SEC (including our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2014). Caution should be taken not to place undue reliance on our forward-looking statements, which represent our view only as of the date of this release, and which we assume no obligation to update.

Contacts

Media

Jim Fisher, 734-710-5557

Mobile: 734-417-6184

jfishe89@visteon.com

Investors:

Bob Krakowiak, 734-710-5793

bkrakowi@visteon.com